FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Notice of Earnings Announcement Date
2.	Report of Executives and Principal Shareholders Shares Owned (Nam Ju Kim)
3.	Report of Executives and Principal Shareholders Shares Owned (Kil Sub Song)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.
Date: October 30, 2008	By:	/s/ Chang Keun Kim
		Name:	CHANG KEUN KIM
		Title:	Chief Executive Officer

Item 1.

Notice of Earnings Announcement date

1. Company Name		Webzen Inc. (WZEN)
2. Fiscal year	From	07/01/2008
	To	09/30/2008
3. Scheduled Disclosure Date		11/13/2008
4. Other
1) Board of Directors Meeting will be held on 11/13/2008 for the approval of 2008 Q3 earnings. And 2008 Q3 earnings will be released on the day of BOD meeting
2) The financial results for 2008 Q3scheduled to be released are being prepared on an unaudited basis, and may be changed during the independent auditing process
3) Earning Result will be released thru the website.
   (http://www.webzen.com/kor/investor/pds/pdslist.asp)

Item 2.

Report of Executives and Principal Shareholders shares owned

1. Company Information
Name	Webzen Inc.	Company Code	069080
Corporation Division	KOSDAQ	CEO	Chang Keun Kim
Company Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Total # of Issued Shares	Common Shares	Preferred Shares	Total
	12,974,000	-	12,974,000

2. Reporter’s Information
Section	Change
Name	Korean	Nam Ju Kim	Chinese	金 南 州
	Personal Identification Number		720407
Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Relationship with the Company	Position	Other
	Nominated Date	03/28/2006	Resignation Date	10/24/2008
	Principal Shareholder	-
Contact Person	Telephone Number	+82-2-3498-1600
	Department	Business Planning Department
	Name	ByungJooLee

3. Shareholder position
A. Change Summary
Report Date		Owned shares
		Section	Number Of Shares	Percentage (%)
Prior Submission Date	04/29/2005-	Common Shares	813,279	6.27
		Preferred Shares	-	-
		Total	813,279	6.27
Submission Date	10/30/2008	Common Shares	554,127	4.27
		Preferred Shares	-	-
		Total	554,127	4.27
Fluctuation		Common Shares	-259,152	-2.00
		Preferred Shares
		Total	-259,152	-2.00

B. Trading details
Report Reason	Change Date	Type of Stock	Owned number of shares			Purchase/Disposal Price (KRW)	Remark
			Prior	Change	Post
Off Board Sale(-)	10/24/2008	Common Shares	813,279	-259,152	554,127	18,000	Sold to NHN Games-
Total			813,279	-259,152	554,127	18,000

Item 3.

Report of Executives and Principal Shareholders shares owned

1. Company Information
Name	Webzen Inc.	Company Code	069080
Corporation Division	KOSDAQ	CEO	Chang Keun Kim
Company Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Total # of Issued Shares	Common Shares	Preferred Shares	Total
	12,974,000	-	12,974,000

2. Reporter’s Information
Section	Change
Name	Korean	Kil Sub Song	Chinese	宋 佶 燮
	Personal Identification Number		760214
Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Relationship with the Company	Position	Other
	Nominated Date	03/28/2006	Resignation Date	10/24/2008
	Principal Shareholder	-
Contact Person	Telephone Number	+82-2-3498-1600
	Department	Business Planning Department
	Name	ByungJooLee

3. Shareholder position
A. Change Summary
Report Date		Owned shares
		Section	Number Of Shares	Percentage (%)
Prior Submission Date	04/29/2005-	Common Shares	622,491	4.80
		Preferred Shares	-	-
		Total	622,491	4.80
Submission Date	10/30/2008	Common Shares	424,134	3.27
		Preferred Shares	-	-
		Total	424,134	3.27
Fluctuation		Common Shares	-198,357	-1.53
		Preferred Shares
		Total	-198,357	-1.53

B. Trading details
Report Reason	Change Date	Type of Stock	Owned number of shares			Purchase/Disposal Price (KRW)	Remark
			Prior	Change	Post
Off Board Sale(-)	10/24/2008	Common Shares	622,491	-198.357	424,134	18,000	Sold to NHN Games-
Total			622,491	-198.357	424,134	18,000